UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Jumei International Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

48138L107**

(CUSIP Number)

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

c/o 20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People’s Republic of China

+86-10 5280 2802

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 3 to the Schedule 13D filed with U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2016, as amended by Amendment No. 1 filed with the SEC on November 28, 2017 and Amendment No. 2 filed with the SEC on January 13, 2020 (the “Original Filing”) by, among others, Leo Ou Chen (“Mr. Chen”) and Super ROI Global Holding Limited (“Super ROI”), with respect to ordinary shares (“Ordinary Shares”), comprising of the Class A Ordinary Shares, par value US$0.00025 per share (“Class A Ordinary Shares”), and Class B Ordinary Shares, par value of $0.00025 per share (“Class B Ordinary Shares”) of Jumei International Holding Limited, a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect with respect to Mr. Chen and Super ROI. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138L107	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Leo Ou Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% of the Ordinary Shares (representing 88.9% of the total outstanding voting power) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 50,892,198 Class B Ordinary Shares held by Jumei Investment Holding Limited, which is a wholly-owned subsidiary of Super ROI, a British Virgin Islands company beneficially owned by Mr. Chen through a trust. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(2)	Based on 114,147,610 Ordinary Shares as a single class outstanding as of February 25, 2020, being the sum of 63,255,412 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on February 25, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Jumei Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% of the Ordinary Shares (representing 88.9% of the total outstanding voting power) (4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Representing 50,892,198 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(4)	Based on 114,147,610 Ordinary Shares as a single class outstanding as of February 25, 2020, being the sum of 63,255,412 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on February 25, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Super ROI Global Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% of the Ordinary Shares (representing 88.9% of the total outstanding voting power) (6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(5)	Representing 50,892,198 Class B Ordinary Shares held by Jumei Investment Holding Limited, a wholly-owned subsidiary of Super ROI. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(6)	Based on 114,147,610 Ordinary Shares as a single class outstanding as of February 25, 2020, being the sum of 63,255,412 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on February 25, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 5 of 8 Pages

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Mr. Chen, Jumei Investment Holding Limited (“Jumei Investment”) and Super ROI are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Chen is the founder, chairman of board of directors, chief executive officer and acting chief financial officer of the Company. Mr. Chen is a PRC citizen. Jumei Investment is principally an investment holding vehicle and a company organized and existing under the laws of the Cayman Islands. Jumei Investment is a wholly-owned subsidiary of Super ROI. Super ROI is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Super ROI is ultimately wholly owned by The Leo Chen Trust. Vistra Trust (Singapore) Pte Limited is the trustee of The Leo Chen Trust, with Mr. Chen as settlor and Mr. Chen and his family as beneficiaries. The principal business address of each of Mr. Chen, Jumei Investment and Super ROI is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Jumei Investment and Super ROI are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to an agreement and plan of merger dated February 25, 2020 (the “Merger Agreement”) among Super ROI, Jumei Investment and the Company, an acquisition of the Company will be effected first through a tender offer (the “Tender Offer”) by Jumei Investment for each of the issued and outstanding Class A Ordinary Shares and ADSs not owned by Jumei Investment or Super ROI for $2.0 per Class A Ordinary Share and $20.0 per ADS, respectively, in cash, less any applicable ADS cancellation and other fees and withholding taxes and without interest, followed by the merger of Jumei Investment with and into the Company (the “Merger”), with the Company becoming the surviving company and a wholly-owned subsidiary of Super ROI. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit C and is incorporated herein by reference in its entirety.

CUSIP No. 48138L107	13D	Page 6 of 8 Pages

The Reporting Persons estimate that the total amount of funds required to consummate the transactions contemplated by the Merger Agreement, including the acquisition of all the outstanding Class A Ordinary Shares and ADSs pursuant to the Tender Offer and the Merger will be approximately $129 million. The Reporting Persons anticipate funding these payments with a combination of debt financing, certain cash on hand of the Reporting Persons and the Company and its subsidiaries, available lines of credit and other sources of immediately available funds available to Super ROI and Jumei Investment.

On February 10, 2020, Parent received a debt commitment letter (the “Debt Commitment Letter”) from Tiga Investments Pte. Ltd. (the “Lender”), pursuant to which and subject to the conditions set forth therein, the Lender committed to provide a term loan facility in an aggregate amount of US$16 million for Super ROI and Jumei Investment to complete the Tender Offer and the Merger (the “Loan Facility”). The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit D and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Share Transfer

On February 24, 2020, Super ROI transferred 50,892,198 Class B Ordinary Shares it owned to Jumei Investment for one share of Jumei Investment to facilitate the closing of the Tender Offer and the Merger. Immediately thereafter, Jumei Investment owned all 50,892,198 Class B Ordinary Shares of the Company, and Mr. Chen and Super ROI beneficially own, through Jumei Investment, all such 50,892,198 Class B Ordinary Shares of the Company.

The Acquisition of the Company

Overview.  As described in Item 3 above, on February 25, 2010, Super ROI, Jumei Investment and the Company entered into the Merger Agreement providing for the acquisition of the Company by Super ROI.  The Merger Agreement provided that the acquisition will be effected first through the Tender Offer, followed by the Merger.

The Tender Offer.  Jumei Investment intends to commence the Tender Offer as soon as practically possible, but in no event later than five (5) business days (unless otherwise agreed to by Super ROI and the Company) following the date of the Merger Agreement.  The Tender Offer will expire 20 business days after the date it commences unless it is extended.  The Tender Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer a number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that, together with any other shares of the Company beneficially owned by Jumei Investment, constitutes at least 90% of the total voting power represented by the outstanding shares of the Company; and (ii) Super ROI and Jumei Investment shall have sufficient fund, after taking into consideration the aggregate proceeds of a debt financing, cash on hand of Super ROI, Jumei Investment, the Company and its subsidiaries, available lines of credit and other sources of immediately available funds available to Super ROI and Jumei Investment, to pay (x) the aggregate Tender Offer price assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Purchaser are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Tender Offer.

CUSIP No. 48138L107	13D	Page 7 of 8 Pages

The Merger.  Following the closing of the Tender Offer, Jumei Investment expects to merge with the Company in a short-form merger in accordance with Part XVI and in particular section 233(7) of the Cayman Islands Companies Law with the Company continuing as the Surviving Company. Because the Merger is a short-form merger, the vote of the holders of Class A Ordinary Shares and the holders of ADSs is not required to effect the Merger. In the Merger, each outstanding Class A Ordinary Share and ADSs not tendered and purchased in the Tender Offer will be converted into the right to receive the same consideration that was paid in the Tender Offer.

Designation of Directors.  The Merger Agreement provides that, upon the effective time of the merger (the “Effective Time”), the director of Super ROI shall be the initial director of the surviving company, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the surviving company.

Charter and Bylaws. The Merger Agreement provides that, at the Effective Time, the charter of the surviving company will be as set forth in an exhibit to the Merger Agreement.

Delisting of Ordinary Shares. After completion of the Tender Offer and the Merger, Super ROI intends to request that the ADSs be delisted from The New York Stock Exchange and apply for termination of registration of the Class A Ordinary Shares under the Securities Exchange Act of 1934, as amended.

 The preceding summary of certain provisions of the Merger Agreement, copies of which is filed as Exhibit C, hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

 Following the consummation of the Tender Offer and the Merger, the Filing Persons expect to conduct a detailed review of the Company’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. It is expected that, initially following the consummation of the Tender Offer and the Merger, the business and operations of the Company will, except as set forth in the Merger Agreement, be continued substantially as they are currently being conducted, but the Filing Persons expressly reserves the right to make any changes that they deem necessary, appropriate or convenient to optimize the Company’s potential or in light of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and additional changes to the Company’s charter and bylaws.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 114,147,610 Ordinary Shares as a single class outstanding as of February 25, 2020, being the sum of 63,255,412 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on February 25, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 8 of 8 Pages

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated February 25, 2020 by and between the Reporting Persons.

C	Agreement and Plan of Merger, dated February 25, 2020, by and among Super ROI, Jumei Investment and the Company. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K furnished to the SEC on February 25, 2020)

D	Debt Commitment Letter, dated as of February 25, 2020, between Tiga Investments Pte. Ltd. and the Filing Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Super ROI Global Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Jumei Investment Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of class A ordinary shares, par value of $0.00025 per share, of Jumei International Holding Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 25, 2020.

Date: February 25, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Exhibit D

Debt Commitment Letter

Mr. Leo Ou Chen

Super ROI Global Holding Limited

Jumei Investment Holding Limited

c/o 20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

10 February, 2020

Dear Mr. Chen:

You have advised Tiga Investments Pte. Ltd. (“we,” “us” or “Tiga”) that you intend to, through Super ROI Global Holding Limited (“Parent”), a wholly-owned holding vehicle of yours organized and existing under the laws of the British Virgin Islands, and Jumei Investment Holding Limited (“Purchaser”), a wholly-owned subsidiary of Parent organized and existing under the laws of the Cayman Islands, acquire through a two-step merger (the “Merger”) all of the outstanding ordinary shares of Jumei International Holding Limited (the “Company” or “Jumei”), a company organized and existing under the laws of the Cayman Islands, that are not currently owned by each of you, Parent and Purchaser (collectively, the “Offeror Group” or “you”). In connection with the Merger, you have requested to obtain from us a term loan facility (the “Facility”) in an aggregate principal amount of $16,000,000, all of which will be used by the Offeror Group to fund the Merger.

Tiga is pleased to advise you of its commitment to provide to the Offeror Group the Facility, in an aggregate principal amount of $16,000,000, described in the Term Sheet annexed hereto and incorporated herein by reference (the “Term Sheet”) (all terms not defined herein shall have the meanings ascribed to them in the Term Sheet), upon the terms and subject to the conditions set forth or referred to in this commitment letter (this “Commitment Letter”) and in the Term Sheet.

Tiga’s commitment hereunder is subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the financial condition of the Offeror Group, taken as a whole, (b) our not becoming aware after the date hereof of any information or other matter materially affecting the Offeror Group, the Secured Assets or the Merger which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgment, could materially impair the extension of credit by Tiga, (d) the negotiation, execution and delivery on or before April 30th, 2020 of definitive loan documentation consistent with the terms set forth in the Term Sheet, and (e) the other conditions set forth or referred to in the Term Sheet.

The Offeror Group agrees to indemnify and hold harmless Tiga and its affiliates and officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person. No indemnified person shall be liable for any damages arising from the use by others of information provided to Tiga by you or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facility or in connection with its activities related to the Facility.

This Commitment Letter shall not be assignable by you without the prior written consent of Tiga (and any purported assignment without such consent shall be null and void). This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and Tiga. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter is the only agreement that has been entered into among us with respect to the Facility and sets forth the entire understanding of the parties with respect thereto.

This Commitment Letter is governed by the laws of Hong Kong. Any dispute arising in connection with this Commitment Letter shall be resolved through arbitration conducted in Hong Kong and administered by the Hong Kong International Arbitration Centre in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the arbitration notice is submitted in accordance with such rules. The number of arbitrators shall be three. The language to be used in the arbitral proceedings shall be English.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except to your officers, agents and advisors who are directly involved in the consideration of this matter and the special committee, directors, and officers of the Company, provided that the foregoing restrictions shall cease to apply after this Commitment Letter has been accepted by you.

You acknowledge that Tiga and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Tiga will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by Tiga of services for other companies, and Tiga will not furnish any such information to other companies. You also acknowledge that Tiga has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

The indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or Tiga’s commitment hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet by returning to us an executed counterpart hereof.

[SIGNATURE PAGE TO FOLLOW]

Tiga Investments Pte. Ltd. is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

Tiga Investments Pte. Ltd.

/s/ George Raymond Zage III
Name: George Raymond Zage III
Title: Director

Accepted and agreed to as of February 25, 2020

/s/ Leo Ou Chen
Leo Ou Chen, on behalf of the Offeror Group